SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)*

TAITRON COMPONENTS INCORPORATED

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

874028 10 3

(CUSIP Number)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1		NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Stewart Wang

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)		☐

(b)		☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

912,312 **

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
912,312 **

	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,312 **

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.45%

12		TYPE OF REPORTING PERSON

IN

**     Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 2,700 shares of Class A Common Stock owned of record by Mr. Wang’s wife; and; 147,000 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.  The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.

ITEM 1(A)	NAME OF ISSUER:

Taitron Components Incorporated

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

28040 West Harrison Parkway
Valencia, California 91355-4162

ITEM 2(A)	NAME OF PERSON FILING:

Stewart Wang

ITEMS 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

28040 West Harrison Parkway
Valencia, California 91355-4162

ITEM 2(C)	CITIZENSHIP:

United States of America

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.001 per share

ITEM 2(E)	CUSIP NUMBER:

874028 10 3

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4	OWNERSHIP:

ITEM 4(A)	AMOUNT BENEFICIALLY OWNED:

912,312 **

ITEM 4(B)	PERCENT OF CLASS:

18.45%

ITEM 4(C)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

912,312 **

ITEM 4(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

912,312 **

ITEM 4(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

912,312 **

ITEM 4(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

**     Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 2,700 shares of Class A Common Stock owned of record by Mr. Wang’s wife; and; 147,000 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.  The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10	CERTIFICATION.

Not Applicable

SIGNATURE

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003

(Date)

/s/ Stewart Wang, CEO, President & Chief Financial Officer

(Signature)

Stewart Wang, CEO, President & Chief Financial Officer

(Name/Title)

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Richard Chiang

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)		☐

(b)		☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

50,527 **

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

50,527 **

	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,527 **

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.02%

12.		TYPE OF REPORTING PERSON

IN

** Includes 25,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

ITEM 1(A) .	NAME OF ISSUER:

Taitron Components Incorporated

ITEM 1(B) .	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

28040 West Harrison Parkway
Valencia, California 91355-4162

ITEM 2(A) .	NAME OF PERSON FILING:

Richard Chiang

ITEMS 2(B) .	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Principal Business Office:
2F No.233-1, Bao Chiao Road, Hsin Tein
Taipei Hsien, Taiwan, R.O.C.

ITEM 2(C) .	CITIZENSHIP:

Taiwan

ITEM 2(D) .	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.001 per share

ITEM 2(E) .	CUSIP NUMBER:

874028 10 3

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4	OWNERSHIP.

ITEM 4(A)	AMOUNT BENEFICIALLY OWNED:

50,527 **

ITEM 4(B)	PERCENT OF CLASS:

1.02%

ITEM 4(C)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

50,527 **

ITEM 4(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

50,527 **

ITEM 4(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

50,527 **

ITEM 4(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

** Includes 25,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

YES

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10	CERTIFICATION.

Not Applicable

SIGNATURE

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003

(Date)

/s/ Richard Chiang / Director

(Signature)

Richard Chiang / Director

(Name/Title)